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                                                                   OMB APPROVAL

                                                      OMB Number:3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. *)


                                (Name of Issuer)
                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                         (Title of Class of Securities)
                                  COMMON STOCK

                                 (CUSIP Number)
                                   901167106

             (Date of Event Which Requires Filing of this Statement)
                              December 31, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (3-98)                                               Page 1 of 6 pages



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CUSIP No. 901167106                                            Page 2 of 6 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Samuel Bloomberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [  ]
     (b) [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
          NUMBER OF         5     SOLE VOTING POWER        (See Footnotes)
           SHARES                 781,973
        BENEFICIALLY        ----------------------------------------------------
          OWNED BY          6     SHARED VOTING POWER
           EACH                   40,270
         REPORTING          ----------------------------------------------------
           PERSON           7     SOLE DISPOSITIVE POWER
            WITH                  781,973
                            ----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  789,513
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     822,243
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.5
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)
                                                     IN
--------------------------------------------------------------------------------



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CUSIP No. 901167106                          13G               Page 3 of 6 Pages


ITEM 1.

     (a)  Name of Issuer:
          Tweeter Home Entertainment Group, Inc.


     (b)  Address of Issuer's Principal Executive Offices:
          10 Pequot Way
          Canton, MA 02021

ITEM 2.

     (a)  Name of Person Filing:
          Samuel Bloomberg

     (b)  Address of Principal Business Office:
          10 Pequot Way
          Canton, MA 02021

     (c)  Citizenship:
          US

     (d)  Title of Class of Securities:
          Common Stock

     (e)  CUSIP Number:
          901167106

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CUSIP No. 901167106                  13G                       Page 4 of 6 Pages


ITEM 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [  ] Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

          (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  [  ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J)




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CUSIP No. 901167106                  13G                       Page 5 of 6 Pages

ITEM 4.  OWNERSHIP

     (a)  Amount Beneficially Owned:
          see page 2 Item 9

     (b)  Percent of Class:
          see page 2 Item 11

     (c)  Number of Shares as to which such person has:
          i.   Sole power to vote or to direct the vote
               See page 2 Item 5
          ii.  Shared power to vote or to direct the vote
               See page 2 Item 6
          iii. Sole Dispositive power or to dispose
               See page 2 Item 7
          iv.  Shared dispositive power or to dispose
               See page 2 Item 8

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [___].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON




Footnotes
---------
a. Includes 7,540 share held by Carolina Bloomberg, Mr. Bloomberg's wife. Mr. Bloomberg disclaims beneficial ownership of such shares.

b. Includes 32,730 shares held by Samuel Bloomberg Family Trusts for the benefit of his children. Mr. Bloomberg disclaims beneficial ownership of such shares.

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CUSIP No. 901167106                 13G                       Page 6  of 6 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP



ITEM 9.  NOTICE OF DISSOLUTION OF GROUP



ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



DATED: February 16, 1999                   By: /s/ Joseph McGuire
                                              _________________________________
                                           Name: Joseph McGuire
                                           Title:Chief Financial Officer